Exhibit 99.1

Ryde Announces Strategic Investment in Singapore Electric Vehicles Pte Ltd to Accelerate Sustainable Mobility Growth

SINGAPORE, October 30, 2025 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading technology platform for mobility and quick commerce headquartered in Singapore, today announced that its wholly owned subsidiary, RCSR Pte Ltd, has entered into a Notes Subscription and Debenture Agreement with Singapore Electric Vehicles Pte Ltd (“SEV”), one of Singapore’s largest private EV fleet operators.

This strategic investment represents a key milestone in Ryde’s roadmap toward full electrification and reinforces its long-term commitment to building a cleaner, more efficient, and future-ready urban mobility ecosystem.

Strengthening Ryde’s Position in Singapore’s EV Revolution

Founded in 2022, SEV is a fast-growing innovator shaping Singapore’s EV landscape through a vertically integrated ecosystem of EV leasing, charging infrastructure, and smart mobility technologies. With a current fleet exceeding 200 electric vehicles, SEV has rapidly emerged as a leading private EV operator supporting both consumer and enterprise demand.

Through this investment, Ryde secures early access to a growing pool of electric vehicles, giving the Company a strategic advantage in driver acquisition, fleet optimization, and sustainability compliance as Singapore accelerates its nationwide transition to EVs by 2030.

Unlocking Long-Term Value and Sustainability

“This strategic partnership with SEV marks a pivotal step forward in Ryde’s journey toward sustainable growth,” said Terence Zou, Founder, Chairman and CEO of Ryde. “As EV adoption gathers pace in Singapore, our investment ensures that Ryde is not just participating in this transformation, we are shaping it. By expanding our access to EVs and charging infrastructure, we can lower operating costs for our drivers, enhance user experience, and unlock new avenues of long-term value creation for our shareholders.”

This investment aligns with Ryde’s broader sustainability strategy and positions the Company to capitalize on the rising demand for clean mobility, a market expected to grow substantially as governments and consumers shift toward green transportation alternatives.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and recognised as the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE American, Ryde is reimagining the way people and goods move around by offering a full suite of services, including carpooling, private hire, taxi, and delivery. What distinguishes Ryde is its commitment to empowering private-hire and taxi partners by taking 0% commission, ensuring that drivers retain more of their hard-earned earnings. For more information, please visit https://rydesharing.com/.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contacts

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team

Ryde Group Ltd

Email: investor@rydesharing.com